Exhibit 99.11

Press Release dated October 23, 2003

Sprint Canada encouraged by CRTC actions as reflected in today’s announcement to curtail unfair competitive practices of the former monopoly telephone companies.

(TORONTO, ON), October 23, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON B) today commended the Canadian Radio-television Telecommunication Commission (CRTC) for initiating a proceeding that proposes changes to price floor mechanisms that will eventually limit the former monopoly telephone companies from engaging in anti-competitive behaviour.

“With today’s announcement we see further evidence that the CRTC is paying close attention to the on-going problems with competition in the market for telecommunications services in Canada” said Bill Linton, president and chief executive officer of Sprint Canada’s parent company Call-Net Enterprises. Today’s announcement (Telecom Public Notice CRTC 2003-8) proposes changes to the CRTC’s imputation test (a price floor), as well as changes to the service bundle pricing rules and new price safeguards relating to volume and term contracts for business.

“We are encouraged by the CRTC’s actions,” said Linton. “The key, however, is that this examination be undertaken in a timely manner. Too often, the CRTC does exactly the right thing but it takes too long for the new rules to come into place and for the former monopoly phone companies to implement the decisions. In the interim, they carry on with their unfair practices” “For example”, Linton noted, “Bell and Telus continue to win back Sprint Canada local customers with deep discounts on untariffed services such as DSL while they have failed to implement the CRTC’s decision in July to separate local from DSL. Hopefully this decision today will help to stop this”.

“The CRTC’s review of the price discounting practices of the former monopoly telephone companies is welcome”, said Linton. “But we are still waiting for the CRTC to act on our application to promote local residential competition. Unless the Commission intervenes in a more substantive way to jumpstart local competition, they will not be able to implement the government’s policy of healthy competition in all markets of the telecommunications sector.”

Call-Net intends to fully participate in this process and will argue that in addition to bundling the former monopoly telephone companies continue to use other unfair pricing and promotional practices to stifle competition.

On May 29, 2003 Call-Net Enterprises filed an application with the CRTC to promote greater competition in the local residential telecommunications market. Call-Net’s application identifies several actions necessary to remove the remaining barriers to entry into the local service market that will allow competitors to achieve the scale necessary to compete.

Call-Net entered the local service market in 1999. It remains the only national provider of local residential service, offering local service to residential consumers in nine of Canada’s most populous metropolitan markets, in addition to its long distance and Internet access service. To date, the Company has invested over $500 million in establishing a competitive local service offer in Canada.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly-owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
karen.oleary@sprint-canada.com